U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

January 21, 2010

FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: ADVISORS SERIES TRUST
Request for Withdrawal of Amendments to a Registration Statement
(File Nos.: 333-17391 and 811-07959)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Advisors Series Trust (the “Trust”), on behalf of the Macquarie Emerging Growth Fund, Macquarie Global Infrastructure Securities Fund, Macquarie Global Real Estate Securities Fund, Macquarie Real Estate Securities Fund, and Macquarie Agency MBS Total Return Fund (collectively, the “Funds”), respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
287 291 295 300 303	7/17/2009 9/28/2009 10/28/2009 11/25/2009 12/23/2009	485APOS 485BXT 485BXT 485BXT 485BXT	0000894189-09-002126 0000894189-09-003265 0000894189-09-003552 0000894189-09-004004 0000894189-09-004370

These Post-Effective Amendments related to the addition of the Funds as five new series of the Trust.  No securities were sold in connection with these Post-Effective Amendments and the Trust has determined that it has no plans to proceed with the addition of the Funds into the Trust at this time.

Pursuant to the requirements of Rule 478 under the Securities Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 21st day of January, 2010.

If you have any questions regarding the enclosed, please do not hesitate to contact the Trust’s Secretary, Jeanine M. Bajczyk, Esq., at (414) 765-6609.

Very truly yours,

ADVISORS SERIES TRUST

By:  /s/ Douglas G. Hess

Douglas G. Hess
President